Filed Pursuant to Rules 424(b)(3) and 424(c)
Registration Statement No. 333-11015

AMPLIDYNE, INC.

Prospectus Supplement Dated May 2, 2000
To
Prospectus Dated January 18, 2000,

On April 6, 2000, we announced that we were redeeming all of our redeemable common stock purchase warrants on May 10, 2000 by paying to the holders thereof $.01 for each warrant. On May 1, 2000, our board of directors decided to reduce the exercise price of our warrants from $6.00 per share to $5.00 per share and extend the exercise period to the close of business on May 16, 2000.

A holder of warrants may exercise their rights to purchase shares of our common stock by paying the exercise price of $5.00 per share at any time prior to the end of business on May 16, 2000. All unexercised warrants will be redeemed on May 17, 2000.